FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2017

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities. This communication relates to a proposed tender offer by Enel Chile S.A. (“Enel Chile”) for all of the outstanding shares of common stock, no par value, of Enel Generación Chile S.A. (“Enel Generación”), including the form of American Depositary Shares, that are not currently owned by Enel Chile and its affiliates.

Important Information For Investors and Security Holders

The tender offer described herein has not yet commenced. If the tender offer is commenced, tender offer materials will be made available and filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with applicable U.S. federal securities laws and SEC rules. In connection with the proposed tender offer, Enel Chile has filed with the SEC a registration statement on Form F-4 (Registration No. 333-221156) containing a preliminary prospectus of Enel Chile regarding the proposed tender offer. The information contained in the preliminary prospectus is not complete and may be changed and the registration statement has not been declared effective by the SEC. Each of Enel Chile and Enel Generación may file with the SEC other documents in connection with the proposed tender offer.

This communication is not a substitute for the definitive prospectus that Enel Chile will file with the SEC, which will contain important information, including detailed risk factors.  The definitive prospectus (when available) and related tender offer materials (when available) will be sent to shareholders and holders of American Depositary Receipts (ADRs) of Enel Generación. INVESTORS AND SECURITY HOLDERS OF Enel Generación ARE URGED TO READ THE DEFINITIVE PROSPECTUS AND OTHER tender offer materials THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION, including the full details of the tender offer.

Investors and security holders will be able to obtain free copies of the tender offer materials and other documents filed with the SEC by Enel Chile and Enel Generación on the SEC’s website at www.sec.gov. Copies of the tender offer materials and the other documents filed with the SEC by Enel Chile will also be available free of charge on the Enel Chile Investor Relations website at www.enelchile.cl or by contacting Enel Chile S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2353 4400 or by E-mail at ir.enelchile@enel.com. Copies of the tender offer materials and the other documents filed with the SEC by Enel Generación will be available free of charge on the Enel Generación Investor Relations website at www.enelgeneracion.cl or by contacting Enel Generación S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2630 9000 or by E-mail at ir.enelgeneracionchile@enel.com.

SIGNIFICANT EVENT

Enel Chile S.A.

Securities Registration Record N° 1139

Santiago, November 14, 2017

Ger. Gen. N° 38/2017

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

1449 Alameda Bernardo O’Higgins Ave.

Santiago, Chile

Ref.:      SIGNIFICANT EVENT

Dear Sir,

In accordance with articles 9 and 10, second subparagraph, under the Securities Market Law N° 18,045, and as established under General Norm N°30 of the Superintendence, duly authorized on behalf of Enel Chile S.A., I hereby inform the following as a significant event:

Today, during the extraordinary session of the Board of Directors of Enel Chile S.A. (“Enel Chile” or the “Company”), the Board of Directors has received and analyzed the individual statements issued by Messrs. Herman Chadwick, Chairman of the Board of Directors, Giulio Fazio, Vice-Chairman of the Board of Directors and Directors Salvatore Bernabei, Vicenzo Ranieri, Fernán Gazmuri, Pablo Cabrera and Gerardo Jofré, in connection with the corporate reorganization as a related party transaction, in accordance to the Rules of Title XVI of the Chilean Companies Act, Law N°18.046.

The Board of Directors unanimously issued a collective declaration in favor of the operation, in accordance with the corporate bylaws and the United States of America legislation.

All the aforementioned documents will become public and available, as of this date, on the Company website: www.enelchile.cl. Copy of the above-mentioned documents are also available for the Shareholders at our main office located at 76 Santa Rosa Ave. 15th floor (Investor Relations Department)] in Santiago, Chile, as of this date.

Likewise, the Board of Directors unanimously agreed to summon an Extraordinary Shareholders’ Meeting to take place at Enel Chile’s Stadium, located at Carlos Medina 858, Independencia, Santiago, on December 20, 2017 at 10:00 a.m.

The following topics will be submitted to the decision of the Extraordinary Shareholders Meeting:

1.       Related Party Transaction. Approve a corporate reorganization (the “Reorganization”) as a related party transaction, in accordance to the Rules of Title XVI of the Chilean Companies Act, Law N°18.046. Such Reorganization involves (i) the merger by incorporation of Enel Green Power Latin America S.A. (“Enel Green Power”) by Enel Chile (the “Merger”), which will require a capital increase in Enel Chile in order to pay the Enel Green Power’ shareholders the shares to which they are entitled under the exchange rate agreed for the Merger, and which is conditioned to the Enel Generación´s Tender Offer success, mentioned below; (ii) a Public Tender Offer of Shares and American Depositary shares (“TO”) to be carried out by Enel Chile to acquire up to 100% of the shares and American Depositary Shares (“ADS”) of Enel Generación Chile S.A. (“Enel Generación”) owned by the minority shareholders of the latter (The “Enel Generación TO”) and that will have, among other objective requirements, the condition that the Enel Generación’ shareholders that accept Enel Generación TO for such a number of shares that allow Enel Chile to achieve an ownership of more than 75% of the shares issued by Enel Generación, such acceptances must contemplate the commitment of the shareholders of Enel Generación that agree to sell their shares and ADS, to subscribe shares and ADS issued by Enel Chile in the capital increase mentioned in (iii). These shares and ADS will be paid by the shareholders of Enel Generación with part of the price of their respective securities that they agree to sell in the Enel Generación’ TO; (iii) a capital increase of Enel Chile to reach sufficient number of shares and ADS to deliver to the shareholders of Enel Generación that decide to sell their shares in the Enel Generación TO, which will be paid in cash (the “Enel Chile Capital Increase”) and which is conditioned to the success of the Enel Generación’s TO, mentioned in (ii); and (iv) as a success condition for the Enel Generación´s TO, that Enel Generación agrees to amend its bylaws so as to eliminate limitations and restrictions established by Title XII of Decree Law 3,500 of 1980 in particular, but not limited to, the shareholding concentration limit which states that no person shall hold more than 65% of the capital with voting rights of Enel Generación (the “Amendment to Enel Generación Bylaws”), which is conditioned to the success of the Enel Generación´s TO, mentioned in (ii).

The Reorganization includes all the above-mentioned stages, which are bundled and tied together, meaning that only approving all of them, the Reorganization shall be considered successfully approved.

For the approval of the Related Parties Transaction, the following information has been made available to the shareholders: (i) the document “General Basis of the Reorganization”, which includes a detailed description of the grounds, terms and conditions of the Reorganization, and that will be subject of approval by the shareholders as part of this related party transaction; (ii) the reports from the independent evaluators designated by the Board of Directors of Enel Chile and Enel Generación and their respective Directors’ Committee; (iii) the reports from the independent expert appraisals (peritos independientes) designated as a result of the Merger between Enel Chile and Enel Green Power; (iv) the audited statement of financial position of Enel Chile and Enel Green Power, as entities that participate in the Merger; (v) Enel Chile Directors’ Committee Report; and (vi) Individual opinions issued by Messrs. Herman Chadwick Piñera, Chairman of the Board, Giulio Fazio, Vice Chairman of the Board and by Directors Salvatore Bernabei, Vincenzo Ranieri, Fernan Gazmuri Plaza, Pablo Cabrera Gaete and Gerardo Jofré Miranda. Shareholders may obtain, as of this date, a complete copy of all the information previously referred to at our main office located at 76 Santa Rosa Ave. 15th floor (Investor Relations Department)] in Santiago, Chile and on the Company website: www.enelchile.cl.

2.         Merger. Approve, in accordance to the Rules of title IX of the Chilean Companies Act and title IX of the Chilean Companies Regulations: (i) the proposed Merger by means of which Enel Chile will absorb Enel Green Power, which will be dissolved without liquidation. Enel Chile will succeed to all rights and obligations; and (ii) the exchange ratio for the Merger, the audited Financial Statements of Enel Chile and Enel Green Power, as entities to be merged; a Capital Increase in Enel Chile with the purpose of assign and distribute the issued shares to the Enel Green Power shareholders, in order to apply the exchange ratio for the Merger.

3.         Capital Increase. To increase the Enel Chile’s capital by Ch$ 1.891.727.278.668, legal tender in Chile, through the issuance of 23.069.844.862 new shares, all of the same series and without par value, at the price and other conditions as established by the Extraordinary Shareholders Meeting.

4.       Discussion regarding Enel Chile’s vote on the Amendment to the Bylaws of Enel Generación Chile S.A. Duly authorize Enel Chile’s Chairman of the Board of Directors, Mr. Herman Chadwick, or whoever he appoints, to attend the corresponding extraordinary shareholders meetings of Enel Generación and to vote in favor of the Amendment to Enel Generación Bylaws.

5.       Amendment to Enel Chile Bylaws. (a) Amend Enel Chile’s bylaws to include the agreements regarding the Merger, the Capital Increase of Enel Chile and also the agreements adopted by the Extraordinary Shareholders’ Meeting, which requires modifying Article Fifth and the First Transitory Article. (b) Expand the Enel Chile´s corporation purpose, in order to include the activities in the area of information and communications technology, modifying for these purposes Article Fourth of the bylaws. (c) Modify Articles Fifteen and Sixteen, in order to eliminate the Vice Chairman position from the Board of Directors and any references to that position. (d) Eliminate the Second Transitory Article and the Tenth Transitory Article because they are no longer in force, and (e) Provide an amendment of consolidated bylaws of Enel Chile S.A.

6.       Powers of Enel Chile’s Board of Directors for the registration of the new shares with the Superintendence of Securities and Insurance Registry and the new ADSs with the Securities and Exchange Commission and other faculties for the Reorganization. Confer broad powers to Enel Chile’s Board of Directors to perform all actions required to carry out the Reorganization. Such actions includes: Requesting the registration of the shares resulting from the Capital Increase with the Superintendence of Securities and Insurance Registry (or its successor the Financial Market Committee), as well as the ADS registration with the Securities and Exchange Commission of the United States of America, perform the Enel Generación’ TO in accordance with the terms and conditions approved by the Extraordinary Shareholder Meeting, carry out the acts in order to consummate the Merger and, in general, to develop all other pertinent acts related to the Reorganization, adopting the other agreements that are suitable in order to legalize and make effective the above-mentioned Enel Chile bylaw amendments, with broad powers.

7.       Information regarding other related party transactions. Inform shareholders about the agreements associated to Related Party Transactions, as referred to by Title XVI of the Chilean Companies Act, Law N°18,046, other than the Reorganization, that the Board of Directors has adopted since the last Enel Chile shareholders’ meeting, and identify the Board members that approved them.

Sincerely,

Nicola Cotugno

Chief Executive Officer

Enel Chile S.A.

c.c.:    Banco Central de Chile (Central Bank of Chile)

           Bolsa de Comercio de Santiago (Santiago Stock Exchange)

           Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

           Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

           Banco Santander - Representantes Tenedores de Bonos (Bondholders Representative)

           Depósito Central de Valores (Central Securities Depositary)

           Comisión Clasificadora de Riesgos (Risk Rating Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Nicola Cotugno
--------------------------------------------------

Title: Chief Executive Officer

Date: November 14, 2017